EXHIBIT 99.1

NEWS RELEASE

ALLIED GOLD LAUNCHES ENERGY PROGRAM AT SADIOLA TO DELIVER EFFICIENT, RELIABLE AND LOWER-COST POWER FOR PHASED EXPANSION

TORONTO, ON - October 1, 2025 - Allied Gold Corporation (TSX: AAUC, NYSE: AAUC) (“Allied Gold” or the “Company”) announced today that it has begun implementing key components of its new energy program for Sadiola following a comprehensive review of the power needs for the asset and its expansion plans. The Company is undertaking a staged and scalable approach, initially installing additional state-of-the-art diesel generators and control systems, followed by the implementation of a hybrid power solution, with the deployment of more efficient medium-speed thermal units, and a photovoltaic plant with battery energy storage systems (“BESS”) sufficient to meet the power requirements of the Phase 1 expansion at reduced costs. The systems will then be scaled up to satisfy the energy needs of the next phase expansion, providing Sadiola with a flexible power solution capable of meeting its ultimate power needs, while being self-reliant, efficient and cost-effective.

Beginning early next year, Sadiola will significantly reduce its use of legacy diesel generators in favour of newer, more cost-effective units and control systems, aimed at reducing fuel consumption and increasing power generation efficiency. Over the course of 2027, this will be followed by the installation of the photovoltaic plant and related BESS, as well as medium-speed thermal generators, both of which are planned to be expanded further to match the energy requirements of the next Sadiola expansion.

The introduction of the initial photovoltaic plant and BESS is projected to reduce energy costs by up to 20 percent compared to current costs. The introduction of additional photovoltaic and BESS capacity, as well as medium-speed thermal generators, is projected to further reduce energy costs by up to 45 percent, representing a reduction in All-In Sustaining Costs (“AISC”), once the power program is fully implemented, estimated to range from an initial amount of $150 per ounce of gold to as much as $200 per ounce of gold with incremental interim reductions as each of the components of the power program are implemented. The projected operating costs are comparable to the average costs expected for grid-supplied power with diesel backup, adjusted for grid availability in Mali. Considering the schedule of implementation for the different stages of the plan noted above, which is driven by engineering and procurement timelines of the various components, cost improvements are expected to be modest in 2026 and then gradually increase with the deployment of solar and BESS in 2027, and then increase meaningfully with the introduction of medium-speed thermal generation in 2027 and 2028.

The Company has concluded that its power program for Sadiola will provide greater reliability and certainty, which are essential for supporting uninterrupted mining operations without overburdening the grid system. Elements of the power solution are expected to be financed through a combination of upfront and deferred payments, thereby decreasing near-term capital requirements, as noted below.

As part of its analysis, the Company has retained the services of African Power Services (“APS”) to provide a comprehensive power solution for the program’s initial stages. The engagement with APS marks a significant milestone in Allied’s strategy to unlock value at Sadiola by ensuring a reliable, cost-effective, and scalable power supply in alignment with the mine’s phased expansion approach. Leveraging APS’s extensive experience in renewable and hybrid energy solutions across Africa, Allied expects to materially reduce operating costs, enhance energy efficiency, and lower carbon emissions as the implementation of its energy program advances.

About the Energy Program

The power requirement for the Sadiola Phase 1 expansion was determined to be 20MW as average load, while for the Phase 2 expansion, the average load is estimated to be 32MW. As previously disclosed, the Company is advancing engineering studies on an alternative expansion scenario that leverages the existing processing infrastructure, thereby reducing capital requirements while achieving substantial production growth. The power requirement for this alternative scenario is expected to fall within the range of 22MW and 32MW, defined by the power demands of Phase 1 and Phase 2 expansions. Given that the power plan being implemented is to be deployed in stages and is scalable, this approach provides the Company with significant flexibility to pursue its future expansion plans while securing its power supply and advancing its cost reduction program at Sadiola in the short and medium term.

As noted above, the first stage of the proposed program involves expanding the diesel generation capacity at Sadiola by approximately 14 MW with state-of-the-art units, which are expected to be completed by early 2026. This will be followed by the installation of a photovoltaic plant with a peak capacity of approximately 35MW, paired with a 30 MWh BESS and a new control system integrated with the diesel generators by mid-2027, which is designed to supply approximately forty percent of the energy requirements of Phase 1 expansion.

The second stage of the plan involves the progressive introduction of medium-speed thermal generation between 2027 and 2028, which is expected to improve efficiency and significantly reduce operating costs. Additional thermal generation will be accompanied by the expansion of the renewable energy generation to a target peak capacity of up to 60MW for solar and 45 MWh for BESS, to supply the next phase of growth at Sadiola while preserving flexibility to produce additional power if required.

The new diesel generators, along with the initial photovoltaic plant and BESS, are planned to be installed with a deferred payment arrangement, thereby requiring minimal up-front capital. The capital for the first stage of the medium-speed thermal generators is expected to fit within the capital provision for power as part of the Sadiola expansion.

These investments will secure power for the ongoing needs and future growth at Sadiola, while progressively lowering costs, fuel consumption and carbon intensity of operations. In addition, the hybrid power generation solution will ensure a robust, independent and uninterrupted power supply for operations, while preserving the option to connect to Mali’s public grid system in the future. These enhancements reinforce Allied’s commitment to disciplined capital allocation, operational excellence, and ESG-driven value creation for shareholders and stakeholders. With improved and more efficient, cost-effective energy availability, Allied remains on track to deliver the Sadiola expansion on schedule and within budget, while advancing its broader growth pipeline across Africa.

The Phase 1 expansion of Sadiola is proceeding as planned at Sadiola with completion expected in the fourth quarter. The first phase plant expansion involves installing additional crushing and grinding capacity in one of the processing plant lines, which will be dedicated to treating fresh ore. These modifications will allow Sadiola to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the modified process plant starting during the fourth quarter of 2025.

With the completion of plant modifications in the first phase, Sadiola is expected to stabilize and produce between 200,000 and 230,000 ounces of gold per year in the medium term, ahead of the next phase of expansion.

Third Quarter 2025 Results

Allied Gold will release its third quarter 2025 operational and financial results after the market closes on Wednesday, November 5, 2025. The Company will then host a conference call and webcast to review the results on Thursday, November 6, 2025, at 9:00 a.m. EST.

Toll-free dial-in number (Canada/US): 1-800-715-9871

Toll-free dial-in number (UK): +44-800-260-6466

Participant passcode: 8269511

Webcast: https://alliedgold.com/investors/presentations/

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment. It operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold aspires to become a mid-tier, next-generation gold producer in Africa and, ultimately, a leading senior global gold producer.

About African Power Services

Africa Power Services is an independent power solutions company focused on designing, building, and supporting energy production facilities across Africa, particularly for the mining and industrial sectors. Established in 2021 as part of the Delmas Investissements group, it evolved from earlier energy operations under JA Delmas and Africa Power Systems. The company delivers turnkey power plants, hybrid solutions combining thermal and renewable energy, and offers a full range of services including engineering, procurement, construction, operation and maintenance, technical assistance, and spare parts supply. Its expertise and long history of operating in Africa position it as a reliable partner for companies seeking reliable, cost-effective, and increasingly sustainable power generation solutions.

For further information, please contact:

Allied Gold Corporation

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, the Company’s statements relating to the listing and trading of the Company’s Common Shares on the NYSE and the potential benefits related thereto, the timing of first gold production at the Kurmuk gold project and the Company’s aspiration to become a mid-tier, next-generation gold producer in Africa and, ultimately, a leading senior global gold producer. Forward-looking statements are characterized by words such as “may”, “plan”, “expect”, “intend”, “believe”, “anticipate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information, including uncertainties related to, without limitation, changes in general economic, business and political conditions, including changes in the financial markets. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures, including AISC per gold ounce sold.

The Company believes that this measure, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures, including AISC, do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures are intended to provide additional information, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are described and retrospectively applied, as applicable.

The measure of AISC, along with revenue from sales, is considered to be a key indicator of a Company’s ability to generate operating earnings and cash flows from its mining operations. AISC is furnished to provide additional information and is a non-GAAP financial performance measure.

AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC includes mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC excludes capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC includes only items directly related to each mine site, and does not include any cost associated with the general corporate overhead structure. As a result, total AISC represents the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC, as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC is computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.